April 14, 2015

United States Securities and Exchange Commission
Ms. Kate Tillan
Assistant Chief Accountant
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3030
Washington, D.C. 20549

Re:	Comment letter dated April 9, 2015
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed February 25, 2015
File No. 001-11083

Dear Ms. Tillan:

This letter is in response to your letter dated April 9, 2015 regarding the above subject matter. For ease of reference, we have reproduced the Staff’s comment in italicized font below, with our response following the Staff’s comment.

Form 10-K for the Fiscal Year ended December 31, 2014

Item 8. Financial Statements

Consolidated Statements of Comprehensive Income (Loss), page 65

1.
Your consolidated statements of comprehensive income (loss) are on page 65 while your consolidated statements of operations are on page 62. In future filings, to comply with FASB ASC 220-10-45-1 through 45-1B, please either report comprehensive income in a single continuous financial statement or in two separate but consecutive financial statements. Refer to the examples provided at ASC 220-10-55.

We respectfully acknowledge the Staff’s comment and in response, will report comprehensive income in two separate but consecutive financial statements in our Form 10-Q for the period ending March 31, 2015, as well as in future filings.

In connection with our response set forth above, we acknowledge the following:

•We are responsible for the adequacy and accuracy of the disclosure in our filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to our filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the Staff finds our response to be reasonable and responsive to the Staff’s comment. The Staff should not hesitate to contact me directly at (508) 683-4466 with any questions that it may have.

Very truly yours,

/s/ Daniel J. Brennan
Daniel J. Brennan
Executive Vice President and Chief Financial Officer